EXHIBIT 12.1

CBRE GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Income (loss) from continuing operations before provision for income taxes	$300,154	$508,985	$489,478	$429,538	$272,057	$(645)
Less: Equity income (loss) from unconsolidated subsidiaries	24,264	64,422	60,729	104,776	26,561	(34,095)
Income (loss) from continuing operations attributable to non-controlling interests	25,014	7,569	(9,697)	6,918	(49,777)	(60,979)
Add: Distributed earnings of unconsolidated subsidiaries	9,297	33,302	20,199	20,794	33,874	13,509
Fixed charges	90,960	260,327	245,322	219,964	272,301	278,379

Total earnings before fixed charges	$351,133	$730,623	$703,967	$558,602	$601,448	$386,317

Fixed charges:
Portion of rent expense representative of the interest factor (1)	$34,475	$68,950	$70,254	$69,715	$63,002	$59,978
Interest expense	56,485	135,082	175,068	150,249	191,151	189,146
Write-off of financing costs	—	56,295	—	—	18,148	29,255

Total fixed charges	$90,960	$260,327	$245,322	$219,964	$272,301	$278,379

Ratio of earnings to fixed charges	3.86	2.81	2.87	2.54	2.21	1.39

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.